Professional Services Agreement
                                                            (Time and Materials)
                                                             Contract No. OP-001


This Agreement, effective 01,September 2001, is between Ocean Power ("Customer"), a Delaware corporation, having an office at 5000 Robert J. Mathews Parkway, Eldorado Hills, California 95762 and Science Applications International Corporation ("SAIC"), a Delaware corporation, having an office at 10260 Campus Point Drive, San Diego, California 92121.


I.       DESCRIPTION OF PROFESSIONAL SERVICES


SAIC shall provide to Customer the Professional Services ("Services") described Exhibit A. The Services shall be provided subject to the Terms and Conditions, which follow.


II.      CUSTOMER AND SAIC ADMINISTRATIVE CONTACTS

J. Michael Hopper                        Corrie Garrow
Chief Operating Officer                  Sr. Contracts Representative
Ocean Power                              Science Applications International Corporation
5000 Robert J. Mathews Parkway           9455 Towne Centre Drive, M/S W-2
El Dorado Hills, California 95762        San Diego, CA 92121

Tel. No.        (916) 933-8100           Tel. No.    (858) 826-7125
Fax No.         (916) 933-8177           Fax No.     (858) 826-6360

In consideration of the mutual obligations assumed under this Agreement, SAIC and Customer agree to the Terms and Conditions attached hereto and incorporated by reference and represent that this Agreement is executed by duly authorized representatives as of the dates below.

AGREED BY:
INSERT CUSTOMER'S FULL LEGAL                  SCIENCE APPLICATIONS
NAME in all caps and bold                     INTERNATIONAL CORPORATION
By:                                           By:
      -------------------------------               ----------------------------

Name: Joseph P. Maceda                        Name: Corrie Garrow
      -------------------------------               ----------------------------

Title:President                               Title:Sr. Contracts Representative
      -------------------------------               ----------------------------

Date:                                         Date:
      -------------------------------               ----------------------------
Rev.2001-05-12

TERMS AND CONDITIONS

1. Services. SAIC will perform the services ("Services") and deliver the deliverables ("Deliverables") described in the Statement of Work, set forth in Exhibit A.

2. Place of Performance. Unless otherwise provided in this Agreement, SAIC may perform the Services in whole or in part at SAIC's place of business, Customer's place of business, and/or such other locations as SAIC may select.

3. Effective Date; Term. This Agreement shall be effective as of the date first above written (the "Effective Date"), and shall continue in full force and effect until the Services have been completed, the Estimated Price (as defined in section 4) has been reached, or the Agreement has been terminated in accordance with Section 9 hereof.

4.  Payment Terms.

    (a) Customer will pay SAIC monthly on a "time and materials" basis for labor expended and costs and expenses incurred, as hereinafter described. SAIC will use good faith efforts to complete the Services and deliver the Deliverables within the estimated price ("Estimated Price") set forth in Exhibit B, but does not guarantee that the Services can be completed or the Deliverables can be delivered within the Estimated Price.

    (b) Customer shall pay to SAIC for labor expended in performing the Services an amount computed by multiplying the applicable hourly billing rate set forth in Exhibit B by the number of hours worked. Fractional parts of an hour shall be payable on a prorated basis.

    (c) In addition to paying for labor expended, Customer shall reimburse SAIC for the cost of all goods and materials purchased exclusively for use in performing the Services or which are incorporated into any Deliverable, as well as for all reasonable travel expenses and miscellaneous out-of-pocket expenses incurred in performing the Services. Such costs and expenses shall be subject to the administrative and overhead charge provided in Exhibit B.

    (d) Customer shall have no obligation to pay SAIC more than the Estimated Price. SAIC shall have no obligation to provide labor or incur costs or expenses having a combined value more than the Estimated Price, even if the Services have not been completed or the Deliverables delivered, or the results desired by Customer have not been achieved. The parties may, by mutual written agreement, increase the Estimated Price.

    (e) Customer shall make an initial payment of working capital to SAIC of $200,000 within 30 days of contract award and shall there after replenish the level of working capital by making payments according to the schedule and provisions of Exhibit B. Customer shall provide this amount until such time as SAIC has been paid the amount of $6,800,000. Thereafter, SAIC shall draw down on the working capital until the Not To Exceed Amount of $7,7000,00 is expended. SAIC shall have a lien upon and may retain or repossess any and all Deliverables if Customer does not make payment in full to SAIC.

    (f) Invoiced amounts are immediately due and payable by either electronic funds transfer (EFT) or by mail to the following location(s):

        If Customer has EFT capabilities, use the following address:

                         Science Applications International Corporation
                         Bank of America San Francisco
                         Account No. 14520-00006
                         ABA No. 121000358
                         Telegraphic Abbreviation: BNKAMER
                         Reference: Project Number(s) and Invoice Numbers(s)

        If Customer does not have EFT capabilities, use the following address:

                         Science Applications International Corporation
                         File No. 2570
                         Los Angeles, CA 90074-2570
                         Reference: Project Number(s) and Invoice Numbers(s)

    (g) If Customer  fails to pay the total amount of an invoice  within  thirty
(30) days of such invoice, interest compounded at the rate of one percent (1%) per month shall be charged on all amounts unpaid and outstanding. If Customer fails to make any payment to SAIC as required hereunder, SAIC shall have the right, exercisable in SAIC's sole discretion, in addition to its other rights and remedies, to cease further performance of the Services hereunder.

    (h) Bill To Address. The invoice will be mailed to:

              Ocean Power
              5000 Robert J. Matthews Parkway
              El Dorado Hills, CA  95672

5.  Resources to be Provided by Customer.

    (a) Customer shall provide, maintain and make available to SAIC, at Customer's expense and in a timely manner, the resources described in this
Section 5 and such other additional resources, as SAIC may from time to time reasonably request in connection with SAIC's performance of the Services. Delays in the provision of these resources may result in delays and/or additional cost in performing the Services or Delivering the Deliverables.

    (b) Customer will designate and make available to SAIC qualified Customer personnel or representatives who will consult with SAIC on a regular basis in connection with the Services. Customer will furnish such documentation or other information as is reasonably necessary to perform the Services.

    (c) Customer shall furnish access to Customer's premises, and appropriate workspace for any SAIC personnel working at Customer's premises, as necessary for performance of those portions of the Services to be performed at Customer's premises.


6. Confidentiality. In the event either party determines that it is necessary to provide confidential, proprietary, or trade secret information to the other party in connection with this Agreement, such disclosure will be made, after advance written notice to the other party, and only in accordance with the confidentiality provisions of the Technology Licensing Agreement. Nothing in this Agreement or in the licensing Agreement referred to in this section shall be deemed to restrict or prohibit SAIC from providing to others services and deliverables the same as or similar to the Services and Deliverables. In providing any such similar services or deliverables to any third party, SAIC shall keep confidential any Customer confidential, proprietary or trade secret information which is subject to the Licensing Agreement in accordance with the requirements of such agreement.

7.  Intellectual Property.

    (a) All improvements which are made, conceived or reduced to practice by SAIC Energy Products Division (or its employees, agents, representatives or collaborators), either alone or together with others, shall be the sole property of SAIC; provided, however, that any such Improvements shall be included within the meaning of the SAIC Technology License dated 23 April 2001. SAIC grants back to OP the same rights to enhancements or improvements as are enumerated in the Agreement without additional costs.

    (b) This agreement is not intended and shall not be construed to in any way restrict SAIC's right to engage in research, development, marketing, sales, licensing or other activities relating to SAIC Technology (whether or not such activities are within the Field of Use) or in any other activity which is not inconsistent with the Agreement. No rights are transferred to OP outside of the Field of Use and SAIC reserves the rights not expressly granted to OP.

8. Taxes. Customer shall pay any and all sales, use, value added, excise, import, privilege, or other similar taxes, levies or payments in lieu thereof, including interest and penalties thereon, arising out of or in connection with the performance of the Services by SAIC (other than those levied on SAIC's income), imposed by any authority, government or governmental agency, and shall comply with all applicable treaties, laws, rules, or regulations relating thereto.

9. Termination. Either party may terminate this Agreement for cause, i.e. default, nonpayment, etc. upon 30 days written notice to the other party. Termination will not affect payment obligations incurred under this Agreement for Services performed and reimbursable costs and expenses incurred prior to the effective date of termination, including without limitation commitments to purchase products or services from third parties which were entered into by SAIC in the course of performance hereunder prior to the effective date of termination. Such reimbursable costs may include, but are not limited to, cancellation fees, minimum consulting or material fees, and non-refundable charges or fees for third party products or services.


10. Limited Warranty.

    (a) SAIC warrants that the Services provided under this Agreement shall be performed with that degree of skill and judgment normally exercised by recognized professional firms performing services of the same or substantially similar nature. In the event of any breach of the foregoing warranty, provided Customer has delivered to SAIC timely notice of such breach as hereinafter required, SAIC shall, at its own expense, in its discretion either: (1) re-perform the non-conforming Services and correct the non-conforming Deliverables to conform to this standard; or (2) refund to Customer that portion of the amounts received by SAIC attributable to the non-conforming Services and/or Deliverables. No warranty claim shall be effective unless Customer has delivered to SAIC written notice specifying in detail the non-conformities within 90 days after performance of the non-conforming Services or tender of the non-conforming Deliverables. The remedy set forth in this Section 10(a) is the sole and exclusive remedy for breach of the foregoing warranty.

    (b) SAIC SPECIFICALLY DISCLAIMS ANY OTHER EXPRESS OR IMPLIED STANDARDS, GUARANTEES, OR WARRANTIES, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ANY WARRANTIES THAT MAY BE ALLEGED TO ARISE AS A RESULT OF CUSTOM OR USAGE, ANY WARRANTY OF ERROR-FREE PERFORMANCE, OR ANY WARRANTY OF THIRD PARTY PRODUCTS, OR FUNCTIONALITY OF THE CLIENT'S HARDWARE, SOFTWARE, FIRMWARE, OR COMPUTER SYSTEMS.

    (c) Customer represents and warrants to SAIC that Customer has the right to use and furnish to SAIC for SAIC's use in connection with this Agreement, any information, specifications, data or Intellectual Property that Customer has provided or will provide to SAIC in order for SAIC to perform the Services and to create the Deliverables identified in Exhibit A.

11. Limitation of Liability.

    (a) SAIC's total liability to Customer for any and all liabilities, claims or damages arising out of or relating to this Agreement, howsoever caused and regardless of the legal theory asserted, including breach of contract or warranty, tort, strict liability, statutory liability or otherwise, shall not, in the aggregate, exceed the amount actually paid to SAIC under this Agreement, or under the specific task order at issue, whichever is less.

    (b) In no event shall either SAIC or Customer be liable to the other for any punitive, exemplary, special, indirect, incidental or consequential damages (including, but not limited to, lost profits, lost business opportunities, loss of use or equipment down time, and loss of or corruption to data) arising out of or relating to this Agreement, regardless of the legal theory under which such damages are sought, and even if the parties have been advised of the possibility of such damages or loss.

12. Non-Waiver of Rights. The failure of either party to insist upon performance of any provision of this Agreement, or to exercise any right, remedy or option provided herein, shall not be construed as a waiver of the right to assert any of the same at any time thereafter.

13. Rights and Remedies Not Exclusive. Unless otherwise expressly provided herein, no right or remedy of a party expressed herein shall be deemed exclusive, but shall be cumulative with, and not in substitution for, any other right or remedy of that party.

14. Severability. If any covenant, condition, term, or provision contained in this Agreement is held or finally determined to be invalid, illegal, or unenforceable in any respect, in whole or in part, such covenant, condition, term, or provision shall be severed from this Agreement, and the remaining covenants, conditions, terms and provisions contained herein shall continue in force and effect, and shall in no way be affected, prejudiced or disturbed thereby.

15. Conflicting Provisions. This Agreement and all of the exhibits, schedules, and documents attached hereto are intended to be read and construed in harmony with each other, but in the event any provision in any attachment conflicts with any provision of this Agreement, then this Agreement shall be deemed to control, and such conflicting provision to the extent it conflicts shall be deemed removed and replaced with the governing provision herein.

16. Assignment. Neither party may sell, assign, transfer, or otherwise convey any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other party. Notwithstanding the foregoing, SAIC may without violation of this paragraph engage the services of independent contractors to assist in the performance of its duties hereunder.

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

17. Applicable Law. This Agreement shall be governed by and construed under the laws of the State of California, without regard to its laws relating to conflict or choice of laws.

18. Interpretation. The captions and headings used in this Agreement are solely for the convenience of the parties, and shall not be used in the interpretation of the text of this Agreement. Each party has read and agreed to the specific language of this Agreement; therefore no conflict, ambiguity, or doubtful interpretation shall be construed against the drafter.

19. Disputes. Any controversy, claim or dispute ("Dispute") arising out of or relating to this Agreement shall be resolved by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. Before commencing any such arbitration, the parties agree to enter into negotiations to resolve the Dispute. If the parties are unable to resolve the Dispute by good faith negotiation, either party may refer the matter to arbitration. The arbitration shall take place in the County of San Diego, State of California. The arbitrator(s) shall be bound to follow the provisions of this Agreement in resolving the dispute, and may not award any damages which are excluded by this Agreement. The decision of the arbitrator(s) shall be final and binding on the parties, and any award of the arbitrator(s) may be entered or enforced in any court of competent jurisdiction. Any request for arbitration of a claim by either party against the other relating to this Agreement must be filed no later than one year after the date on which SAIC concludes performance under this Agreement.

20. Force Majeure. Neither party shall be liable for any failure of or delay in performance of its obligations under this Agreement to the extent such failure or delay is due to circumstances beyond its reasonable control, including, without limitation, acts of God, acts of a public enemy, fires, floods, wars, civil disturbances, sabotage, accidents, insurrections, blockades, embargoes, storms, explosions, labor disputes (whether or not the employees' demands are reasonable and/or within the party's power to satisfy), acts of any governmental body, failure or delay of third parties or governmental bodies from whom a party is obtaining or must obtain approvals, authorizations, licenses, franchises or permits, or inability to obtain labor, materials, power, equipment, or transportation (collectively referred to herein as "Force Majeure"). Each party shall use its reasonable efforts to minimize the duration and consequences of any failure of or delay in performance resulting from a Force Majeure event.

21. Multiple Copies or Counterparts of Agreement. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall not be effective until the execution and delivery between each of the parties of at least one set of the counterparts.

22. Notices. All notices or other written communication required or permitted to be given under any provision of this Agreement shall be deemed to have been given by the notifying party if mailed by certified mail, return receipt requested, to the receiving party addressed to the mailing address set forth in

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

the first paragraph of this Agreement, or such other address as the parties may designate in writing to the other parties. Additionally, notices sent by any other means (i.e., facsimile, overnight delivery, courier, etc.) may be acceptable subject to written confirmation of both the transmission and receipt of the notice.

23. Relationship of Parties. SAIC is an independent contractor in all respects with regard to this Agreement. Nothing contained in this Agreement shall be deemed or construed to create a partnership, joint venture, agency, or other relationship other than that of contractor and customer.

24. Third Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights or interests enforceable by any person not a party to this Agreement.

25. Waiver or Modification. This Agreement may be modified, or part or parts hereof waived, only by an instrument in writing specifically referencing this Agreement and signed by an authorized representative of the party against whom enforcement of the purported modification or waiver is sought.

26. Entire Agreement. This Agreement, including any and all Exhibits attached hereto, which are hereby incorporated by reference, constitutes the entire agreement and understanding between the parties and supersedes and replaces any and all prior or contemporaneous proposals, agreements, understandings, commitments or representations of any kind, whether written or oral, relating to the subject matter hereof or the Services or Deliverables to be provided hereunder.

27. Survival.   The  provisions  of  sections  4, 6, 7, 9, 10,  11, and 19 shall survive the termination or expiration of this Agreement.

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


                                    Exhibit A
                                    ---------


                                Statement of Work


Period of Performance:     1 September 2001 to 31 August 2003
----------------------

Overview:
---------

The goal of this program is to use the lessons learned from the USDOE dish/Stirling and related development programs to create a viable near-term solar dish concentrator power system for electrical power production. The program consists of four tasks. Task 1 is the refinement of the present SAIC dish concentrator design and development of components needed for commercial sales. Components to be developed include a fixed-focus, low-cost reflector facet and a high-moment drive system for the dish concentrator. Task 2 consists of marketing and business development activities, to create a market pull for the systems. Task 3 is the development of an alternative receiver for the dish system, to give an option to the present Stirling engine, which has demonstrated poor reliability. Task 4 is product demonstration and testing, in which two full systems will be fielded as demonstration units and for testing of improved components. At the end of this two-year effort, SAIC will have designed and demonstrated a system suitable for commercial application for power production in the U.S. and other markets.

The following paragraphs give more detail on the activities in each of the tasks. Dollar amounts shown are planning estimates only


    TASK 1.  ADVANCED DISH DEVELOPMENT
        SAIC TASK WORK   ($2,500)
The dish structure will be improved and simplified. Most likely, this will be done in conjunction with changing from steel to aluminum for the structural components. Structural analysis will be done to ensure that the structure provides adequate stiffness in all orientations and conditions of wind and gravity. Joints will be re-designed to simplify assembly and minimize fit-up and alignment issues.

A fixed-focal-length facet will be developed. The facet will be a drop-in replacement for the present facets, using the same mounting and alignment approach. Different designs and materials of construction will be traded off, and testing of prototypes will be conducted to determine the most cost-effective approach.

A large-moment drive system suitable for the dish will be developed from preliminary designs already in place at SAIC. Analysis and testing of prototype sub-systems will be conducted to validate the design.

The control system of the dish will be upgraded to incorporate lessons learned from the dish/Stirling system. The control wiring will be simplified and modifications to accommodate the new receiver and drive system will be implemented.

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

All parts of the dish design will be coordinated with the receiver development task and with each other in a comprehensive systems integration task. Design reviews will be conducted at specific points in the design development process to ensure that all subsystems fit together and work together correctly. The main driver in the design process will be reliability, followed by the cost of electricity from the systems. All improvements and modifications will be analyzed in view of their impacts on these factors.

        SUBCONTRACTOR WORK DIRECTED BY SAIC  ($1,500K)

Two major subcontractors are contemplated for this phase, they are Tomcat for the structure and drive, and Rotating Precision Motion for the backup drive vendor. Large scale production contractor will be developed during this phase using Vince Gorgas's holding company.


    TASK 2.  MARKETING AND BUSINESS DEVELOPMENT
        SAIC TASK WORK ($500K)
Existing leads for commercial sales of the system will be followed up, with the goal of obtaining firm orders for systems. New leads will be developed as they are identified. For immediate implementations, SAIC may use other flat-plate PV, concentrating PV, or solar thermal systems and components, and act as a system integrator for end-user customers. As production of the SAIC dish concentrator system ramps up, the SAIC system will be blended into the product mix for the customers.

        SUBCONTRACTOR WORK DIRECTED BY SAIC ($100K)

DOE has recommended that we help fund a RDI multi-client market assessment of Concentration solar power technologies, including dish stirling. This will be use as an independent assessment of the true market potential for Ocean Powers product line..


    TASK 3.  RECEIVER DEVELOPMENT
        SAIC TASK WORK    ($600K)
Alternative receivers for the dish concentrator will be evaluated and tested. The best receiver for the system will be selected based on considerations of availability, cost, reliability, and performance. Receivers that are being considered include the Amonix/C-Tech PV receiver, Solar Systems, Ltd. PV receiver, and the integrating sphere/multi-spectrum PV receiver design of Ugor Ortabasi. The approach to receiver development will be to obtain prototype receivers and implement them on the NREL or other test-bed dish concentrators for evaluation. Advanced systems with potential for increased performance or lower cost will be identified and traded off against the baseline receiver selected from available technologies. Two of these systems include the NREL multiple-series-cell PV cells and the multi-junction PV cells from Spectralab. SAIC will pursue limited, directed R&D on advanced technologies with high potential in order to prepare them for implementation on the system in the future.

In order to maximize performance of a PV or other receiver, flux smoothing devices will be analyzed and tested, and the best approach found will be implemented on the prototype systems.

    SUBCONTRACTOR WORK DIRECTED BY SAIC   ($1,400K)

The C-tech/Amonix photovoltaic power conversion system will result in a complete 16 kW PV receiver, with plans to built 100's more. ($50K C-tech, $145K Amonix)



The United Innovations Receiver using Emcor cell is more risky, but UI has agreed to a fixed price contract for $750K to provide a 20kW receiver ready for testing and mass production. ($750 United Innovations)

Solar System Ltd. Of Australia will consider a joint receiver sales and system sales agreement, which would net them both system sales and receiver sales. We would install and operate and maintain their systems in the USA. They would also help SAIC integrate the SSL receiver onto the SAIC dish. ($450K SSL)


    TASK 4.  PRODUCT TESTING AND SPECIFICATION
        SAIC TASK WORK    ($400K)
Development items will be tested in subsystem tests to validate designs and production techniques. Two full dish systems will be built and operated for demonstration and testing purposes. These systems will be operated to measure the performance and demonstrate the reliability of the dish and receiver subsystems improved during this program. Upgrade the users manual, installation manual, checkout manual and acceptance testing procedures.

    SUBCONTRACTOR WORK DIRECTED BY SAIC  ($300K)
This would be work at Tomcat, APS STAR or at NREL to help to qualify our systems as soon as possible. ($300K Misc. Contractors)

                                    Exhibit B
                                    ---------


Hourly Rates (by labor category):
---------------------------------


Labor Category                                          Hourly Billing Rate
--------------                                          -------------------

Sr. Program Manager                                            $255

Sr. Project Manager                                            $175

Sr. Engineer                                                   $142

Manufacturing Supervisor                                       $110

Fabrication/Installation Spvr.                                  $80

Project Engineer                                                $88

Project Technician                                              $82

Sr. Structural Engineer                                        $118

Administrative Assistant                                        $79



The above rates are effective 01 September 2001 through 31 August 2002. There after the rates will be increased by 5% annually

Administrative Charges to be applied to Material, Travel and Other Expenses: 18%
--------------------------------------------------------------------------------

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


Estimated Price: $7,700,000
---------------



The estimated number of hours by labor category, estimated costs and expenses, and the Estimated Price are estimates only and may vary. SAIC, in its discretion, may use a greater or lesser number of hours in any labor category, and may incur a greater or lesser amount of costs and expenses, but may not charge more than the total Estimated Price for all labor unless Customer agrees in writing.

                                       12